Neal Aizenstein
Partner
312.324.1751
naizenstein@morganlewis.com
May 16, 2011
Ms. Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Washington, D.C. 20549-3628

Re:	Mac-Gray Corporation
Definitive Additional Materials on Schedule 14A
Filed by TUC Investor Value Creation Group, LLC, Kovpak
II, LLC, Richard Drexler, Michael J. Soenen, and Benjamin Kovler
Filed May 13, 2011 File No. 1-13495
Dear Ms. Duru:
     This letter is submitted on behalf of the TUC Investor Value Creation Group, LLC (the “TUC IVC Group”), in response to the comment of the Staff of the Securities and Exchange Commission (the “Staff”) on the above-referenced Definitive Additional Materials on Schedule 14A (the “May 13th Definitive Additional Materials”) as outlined in your phone call to the undersigned on May 16, 2011. Copies of Definitive Additional Materials filed by the TUC Investor Group today in response to the Staff’s comments (the “New Definitive Additional Materials”), along with copies of this letter, are being provided supplementally to the Staff.
     As requested, we have added information in the New Definitive Additional Materials with respect to the calculation of the TUC IVC Group’s plans to generate SG&A savings, thereby increasing Mac-Gray’s EBITDA and equity value.
     We also provide to the Staff supplementally the attached Exhibit I which supports in detail the calculations included in the May 13th Definitive Additional Materials and the New Definitive Additional Materials.

Ms. Mellissa Campbell Duru
May 16, 2011

     If you would like additional information or would like to discuss this letter, please contact the undersigned (telephone (312) 324-1751; email: naizenstein@morganlewis.com).

Very truly yours Morgan, Lewis & Bockius LLP
/s/ Neal Aizenstein
Neal Aizenstein

cc:	TUC Investor Valve Creation Group, LLC Kovpak II, LLC Richard Drexler Michael J. Soenen Benjamin Kovler

EXHIBIT I
Reconciliation to “More than $6 Per Share of Value”

($ millions except per share)	FY2010	1Q2010	1Q2011	LTM
Total Sales:	$320.0	$78.4	$79.2	$320.8

	$0.0	$0.0	$0.0
Mac-Gray LTM G&A Expense:	$18.6	$4.7	$4.8	$18.7
Mac-Gray LTM S&M:	$14.2	$3.3	$3.7	$14.6

Total SG&A Expense:	$32.8	$8.0	$8.5	$33.3

Mac-Gray SG&A % of Sales:	10.3%	10.2%	10.7%	10.4%
CoinMach SG&A % of Sales (2007)	2.3%	2.3%	2.3%	2.3%

Variance:	8.0%	7.9%	8.4%	8.1%

Recapture of HALF the difference b/w CM and TUC SG&A, % of Sales:	4.0%	3.9%	4.2%	4.0%
TUC LTM Sales:	$320.0	$78.4	$79.2	$320.8
Incremental EBITDA:	$12.7	$3.1	$3.3	$13.0

EBITDA, As Adjusted:	$66.2	$18.6	$18.5	$66.1
Enteprise Value:	$454.8	$454.8	$454.8	$454.8
Enterprise Value Multiple:	6.9x			6.9x
Implied Incremental Enterprise Value:	$87.4			$89.2
Shares O/S:	14.2			14.2
Incremental Value Per Share:	$6.16			$6.27
Calculation of Enterprise Value

($ millions except per share)
Average Share Price (Last 30 Trading Days):	$16.21

Total Shares Outstanding (5/2/2011)	14.22

Market Capitalization:	$230.5

Curr. Portion of LT Debt & Cap Leases:	$4.4
LT Debt and Cap Lease Obligations	$219.9
Total Debt:	$224.3

Enterprise Value:	$454.8
Daily Trading Prices:

Date	Close Price:
12-May-11	$15.82
11-May-11	$15.80
10-May-11	$15.94
9-May-11	$15.80
6-May-11	$15.84
5-May-11	$15.91
4-May-11	$15.98
3-May-11	$16.38

2-May-11	$16.55
29-Apr-11	$16.94
28-Apr-11	$16.76
27-Apr-11	$16.60
26-Apr-11	$16.60
25-Apr-11	$16.25
21-Apr-11	$16.32

20-Apr-11	$16.00
19-Apr-11	$15.97
18-Apr-11	$15.88
15-Apr-11	$15.99
14-Apr-11	$15.92
13-Apr-11	$15.95
12-Apr-11	$15.99
11-Apr-11	$16.18
8-Apr-11	$16.63
7-Apr-11	$16.56
6-Apr-11	$16.65
5-Apr-11	$16.40
4-Apr-11	$16.29
1-Apr-11	$16.16
31-Mar-11	$16.13
Sources: Mac-Gray 2010 10-K; Mac-Gray 1Q2011 10Q; CoinMach 2007 10-K; Google Finance (Share Price)